UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 13)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as amended by Amendment No. 1, filed with the SEC on June 23, 2014, Amendment No. 2, filed with the SEC on June 30, 2014, Amendment No. 3, filed with the SEC on June 30, 2014, Amendment No. 4, filed with the SEC on July 7, 2014, Amendment No. 5, filed with the SEC on July 10, 2014, Amendment No. 6, filed with the SEC on July 10, 2014, Amendment No. 7, filed with the SEC on July 11, 2014, Amendment No. 8, filed with the SEC on July 14, 2014, Amendment No. 9, filed with the SEC on July 14, 2014, Amendment No. 10, filed with the SEC on July 16, 2014, Amendment No. 11, filed with the SEC on July 17, 2014, and Amendment No. 12, filed with the SEC on July 18, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

ITEM 9. EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

(a)(21)	Allergan, Inc. press release dated July 21, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(22)	Allergan, Inc. investor presentation dated July 21, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(23)	Letter dated July 21, 2014 from Allergan, Inc. to its employees (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(24)	Letter dated July 21, 2014 from Allergan, Inc. to its customers (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(25)	Statement by Allergan, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Allergan on July 21, 2014)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: July 21, 2014

Exhibit Index

Exhibit	Description of Exhibit

(a)(21)	Allergan, Inc. press release dated July 21, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(22)	Allergan, Inc. investor presentation dated July 21, 2014 (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(23)	Letter dated July 21, 2014 from Allergan, Inc. to its employees (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(24)	Letter dated July 21, 2014 from Allergan, Inc. to its customers (incorporated by reference to the Current Report on Form 8-K filed with the SEC by Allergan on July 21, 2014)

(a)(25)	Statement by Allergan, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Allergan on July 21, 2014)